Appendix 1 – Code of Ethics

OVs Capital Management LLP

Code of Ethics

November 2011

A. Introduction

This Code of Ethics, in conjunction with our Compliance Manual, has been developed to provide general guidance to any partner, director, member, officer, and employee of OVS Capital Management LLP – which the Firm classifies as Access Persons (hereinafter, “Employees” and “OVS” respectively) in complying with applicable provisions of the U.S. federal securities laws.

In particular, this Code of Ethics (the “Code of Ethics”) details the insider trading and personal securities transaction policies and procedures as well as certain prohibited practices followed by and enforced by OVS. This Code of Ethics supersedes any prior codes or policies but should be read in conjunction with OVS’ Compliance Manual.

Each Employee is responsible for reading, understanding and consenting to comply with the policies contained herein. The importance of compliance with this Code of Ethics cannot be overemphasized. Failure to comply may result in fines, censures and other sanctions against such Employees and/or OVS. Any Employee who has or obtains knowledge of, or information concerning, any actions prohibited by this section shall promptly notify the Chief Compliance Officer, Andrea Morrall (the “CCO”).

This Code of Ethics is not to be construed as all-inclusive, but rather, serves as a guide in conducting and supervising our investment advisory businesses. Thus, each Employee is required to recognize and respond appropriately to specific issues as they arise. Issues that cannot be resolved through reference to this manual must be directed to the CCO.

A copy of this Code of Ethics, as amended from time to time, is also located on our shared internal network. OVS will provide a copy of the Compliance Manual and Code of Ethics, and any amendments, to all Employees. The Firm will require written acknowledgement of receipt of the Code of Ethics upon the start of your association with OVS, annually and upon amendments to the Firm’s Code of Ethics, policies and procedures.

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1.	Fiduciary Duty

As an SEC-registered investment adviser, OVS is a “fiduciary” to our advisory clients. This means that the Firm has a fundamental obligation to act in the best interests of our clients and to provide investment advice in our clients’ best interests. The Firm owes our clients a duty of undivided loyalty and utmost good faith. OVS, and our Employees should not engage in any activity in conflict with the interest of any client, and all Employees are expected to take steps reasonably necessary to fulfill these obligations. The Firm is committed to providing full and fair disclosure of all material facts to our clients and prospective clients. Generally, facts are “material” if a reasonable investor would consider them to be important. OVS also takes care to eliminate, or at the very least disclose, all conflicts of interest that might incline the Firm — consciously or unconsciously — to render advice that is not disinterested.

2.	Supervision and Oversight; Duties of CCO

The CCO has primary responsibility for the design, supervision and oversight of this Code of Ethics as well as the Compliance Manual. The CCO will review the provisions of this Code of Ethics on at least an annual basis and will, as needed, amend this Code of Ethics and distribute copies to Employees. The CCO reports directly to OVS’ Chief Executive with respect to her functions as CCO.

3.	Employee Acknowledgements

It is the responsibility of the Employee who receives this Code of Ethics to read and execute the Compliance Acknowledgement as part of this Compliance Manual and return such form to the CCO.

4.	Confidential Information

Confidentiality is a cornerstone of OVS’ fiduciary obligation to Clients as well as an important part of the firm’s culture. Information acquired in connection with employment by the firm, including information regarding actual or contemplated investment decisions, portfolio composition, research, research recommendations, firm activities, or Client interests, is confidential and may not be used in any way that might be contrary to, or in conflict with the interests of clients or the firm. All Employees share in the responsibility of safeguarding confidential and proprietary information about OVS and its current and potential Clients and Investors. Requests for information or references regarding current or former Employees should be referred to the CCO. Caution should be exercised in discussing matters relating to OVS and its Clients in public places especially in the presence of anyone not connected with OVS or not authorized by OVS or its Clients to have access to the information. OVS has established procedures to address confidentiality obligations in specific contexts. These procedures include the following:

•	Confidentiality
•	Insider Trading
•	Portfolio Holdings Disclosure Policy
•	Privacy
•	Security Policy

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5.	Violations

Violations of this Code of Ethics may result in severe penalties to OVS, supervisors and the individuals involved, including potential civil or criminal penalties. Employees should be aware that they may be personally liable for any improper or illegal acts committed during the course of employment. OVS may be required to report certain types of violations to governmental and regulatory bodies. Violations will not be tolerated by OVS and will result in severe disciplinary action including disgorgement of profits, if any, fines, regulatory sanctions, and the immediate suspension or termination of the offender. Employees must report any violations of this Code of Ethics, U.S. securities laws and UK securities laws promptly to the CCO.

B.	FIDUCIARY DUTY AND CONFLICTS OF INTEREST

As a registered investment adviser, OVS and its employees have fiduciary and other obligations to its Clients. This means OVS must, among other things:

(i) must comply with all U.S. and UK securities laws, rules and regulations;

(ii) render disinterested and impartial advice;

(iii) make suitable investment decisions (or recommendations) for the Funds in light of their investment objectives and restrictions;

(iv) exercise a high degree of care in the conduct of its business;

(v) have an adequate basis in fact for any and all recommendations, representations, and forecasts;

(vi) provide full and fair disclosure of transactions involving actual or potential conflict with interests of any Client and enter into such transaction either with the consent (deemed or express) of the Clients or on an arm’s length basis; and

(vii) treat all of the Clients fairly and equitably.

A breach of any of these duties or obligations may, depending on the circumstances, subject the employee to Firm sanctions up to and including termination of employment and may expose OVS, its supervisory personnel and any employee involved to SEC and state disciplinary actions and to potential criminal and civil liability.

Each Employee is expected to be sensitive to situations that may give rise to conflicts with our Clients’ interests and to bring such conflicts to the attention of the CCO. It is not possible to provide a precise or comprehensive definition of a conflict. However, one factor that is common to all conflicts is the possibility that an Employee’s actions or decisions will be affected because of a divergence between or among the interests of OVS or its Employees and the interests of our Clients. The duty to report conflicts covers not only conflicts between Employees and our Clients, or between OVS and our clients, but also conflicts that may arise between the interests of one Client and another Client or one group or class of Clients and another group or class of Clients. The CCO will determine (through consultation with the CEO, as appropriate) the most appropriate method of handling a reported conflict. This may require the firm to augment or disclosures and implement additional controls or procedures. The CCO maintains records of the nature of all material identified conflicts, and the controls and procedures in place to mitigate such conflicts.

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OVS has established policies to address specific conflicts. These policies include the following:

•	Gifts, Political Contributions and Entertainment
•	Outside Business Activities
•	Insider Trading
•	Personal Trading
•	Allocation and Aggregation
•	Best Execution and Soft Dollar Arrangements
•	Proxy Voting

C.	GIFTS, POLITICAL CONTRIBUTIONS AND ENTERTAINMENT

Employees should not, directly or indirectly, offer or accept gifts of more than nominal value under the circumstances from any person, firm, corporation, association or other entity in the course or in relation to their employment with OVS. Employees should at all times conduct themselves in such manner as to avoid potential conflicts which may arise in relation to the offer and receipt of gifts, such as the potential to be seen to be either creating or incurring an indebtedness. The giving of gifts even of nominal value may raise special concerns for persons associated with pension plan sponsors, including state, municipal and other governmental plans and Taft-Hartley (e.g., union related) pension plans. Any gifts to persons known to be affiliated with such plans must be approved in writing by the CCO.

A “gift” is anything of value that you receive or give, including but not limited to tickets to events, securities, lodging and travel expenses, meals, clothing, golf clubs, wine, prizes received from raffles or drawings, charitable donations in someone’s name other than the donor, and perishable items such as a box of steaks. It also includes other items given in recognition of a life event such as a wedding, anniversary or birthday. Business entertainment (as discussed below) is not a gift, even if it involves tickets or meals.

1.	Pre-Approval

Gifts should only be offered or accepted where they are clearly reasonable in the circumstances and do not in any way suggest impropriety. It is a requirement of the Firm that any gifts received or proposed to be given by any Employee to any one Client that exceed a nominal value of £100 in a single year must be approved in writing and in advance by the CEO or the CCO. For gifts received, where these have been notified to the Employee in advance (e.g. an invitation to an event), prior approval as indicated above is required. Where it is impractical to approve the gift prior to its receipt then it must be declared to the CEO and/or the CCO as soon as possible. The CCO may require that any such gift be returned to the provider or that an expense be repaid by the Employee. The CCO will maintain the Gifts Register.

2.	Business Entertainment

Ordinary business entertainment as defined below does not require pre-clearance.

Organizing, or participating in, occasional meals, attendance at a sporting event, theater or other comparable entertainment with a business partner is permitted if the following conditions are met:

•	The host (whether the OVS or business partner employee) is present and sitting with those being entertained;

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•	The entertainment is not so lavish, extravagant, unique or frequent as to raise a question of impropriety; and
•	The party being entertained pays for all related travel and lodging expenses, except local ground transportation.

If any of these conditions is not met, the activity is considered a gift subject to the standards outlined above.

3.	Personal Gifts

This policy does not apply to purely personal gifts involving OVS Employees. A gift is considered “personal” if it serves a personal purpose that is not connected to OVS’ (or the other party’s) business, involves a family member or close friend, and is paid for by the giver (not the giver’s employer). Employees must use sound judgment before determining that a gift is personal.

4.	Political Contributions

Election laws in many jurisdictions restrict or prohibit political contributions by businesses to candidates. Accordingly, OVS prohibits its Employees from making any political contributions, from any fundraising or any political activity in the U.S., the UK or any other jurisdiction. If you have any questions, please see the CCO.

D.	OUTSIDE BUSINESS ACTIVITIES

Although OVS encourages Employees to participate actively in and provide leadership to community, charitable, and professional activities, all Employees must obtain prior written approval from the CCO before taking up any paid or unpaid external charitable, political or business position or accepting such position, especially if such activities are appointments to business directorships or officerships and/or outside employment. Generally, Employees may not serve as an executive officer or director or trustee of any business entity with which OVS conducts business or in whose securities OVS may invest. Employees shall disclose to OVS in writing all benefits, including monetary compensation that they receive for such outside business activities. The CCO will approve and maintain a Register of outside business activities.

E.	INSIDER TRADING

The Advisers Act requires that OVS establish, maintain and enforce written policies and procedures reasonably designed to prevent OVS and its Employees from misusing material nonpublic information. Violations of the laws against insider trading and tipping by Employees can expose OVS and any employee involved to severe criminal and civil liability. In addition, OVS and its personnel have ethical and legal responsibilities to maintain the confidences of our Clients and to protect as valuable assets confidential and proprietary information developed by or entrusted to OVS.

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By virtue of the various activities conducted by the Firm, OVS and its Employees may come into possession, from time to time, of confidential information concerning a Firm and past or contemplated transactions in a Firm’s securities by or for the account of Clients. Depending on the circumstances, this confidential information may be both “material” and “nonpublic” (each as defined below).

OVS and any Employee involved may be exposed to potential insider trading or tipping liability under the federal securities laws if OVS or any Employee executes transactions, whether for a Client or otherwise, in securities with respect to which OVS possesses material nonpublic information. This potential liability is particularly problematic because OVS as a whole may be deemed to possess any material nonpublic information known by any of its Employees unless OVS has implemented effective procedures to segment the flow of that information to others within OVS.

It is OVS’ policy that all Employees of OVS are prohibited from:

1.	Buying or selling securities of any sort, whether registered or not, in the market in the United States, the United Kingdom or in any other foreign country, whether for their personal securities account, OVS’ account or the account of their Clients, while possessing material nonpublic information with respect to such securities; or

2.	Revealing material nonpublic information, expressly, implicitly or by way of making a recommendation to anyone who may purchase or sell securities based upon such information. This prohibition does not cover controlled disclosure of information to persons who have a legitimate need to know the information, have agreed to treat it confidentially and are approved by the CCO to receive such information; or

3.	Undertake any activity that would violate the FSA’s Code of Market Conduct, which defines market abuse in the United Kingdom; the concept of market abuse is broad and includes insider dealing, improper disclosure, misuse of information and market manipulation and distortion.

1.	Material Nonpublic Information

Corporate insiders who possess material nonpublic information about a corporation may be required either to:

1.	Disclose that information to the investing public; or

2.	Refrain from passing such information along to others, trading in or recommending the purchase or sale of the corporation’s securities.

Similarly, as a general rule, those to whom corporate insiders “tip” material nonpublic information must refrain from passing such information along to others, trading in or recommending the corporation’s securities. In addition, under most circumstances, tipping or trading on material nonpublic information about a tender offer may violate the rules of the SEC. Tipping may include spreading rumors about potential tender offers. Specifically, Employees may not pass along a rumor regarding a tender offer to those who are likely to trade on the information or further spread the rumor if the rumor emanated, directly or indirectly, from someone connected with the target, the offeror, or their respective officers, directors, partners, employees or persons acting on their behalf, even if such information was inadvertently communicated.

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2.	Suspicious Activity

Employees should promptly report to the CCO any transaction that may arouse suspicions with respect to insider dealing or market abuse.

3.	Materiality

The question of whether information is “material” is not always easily resolved. Generally, the courts have held that a fact is material if there is substantial likelihood that a reasonable investor would consider the information “important” in making an investment decision. As such, material information would include information which would likely affect the market price of any securities, or which would likely be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. Examples of material information may include, but are not limited to, the following:

•	Significant dividend increases or decreases
•	Significant earnings information or estimates
•	Significant changes in earnings information or estimates previously released by a Firm
•	Significant expansion or curtailment of operations
•	Significant increases or declines in orders
•	Significant merger, acquisition or divestiture proposals or agreements
•	Significant new products or discoveries
•	Extraordinary borrowing
•	Major litigation
•	Significant liquidity problems
•	Extraordinary management developments
•	Purchase or sale of substantial assets
•	Capital restructuring, such as exchange offers
•	Block and/or Restricted (e.g., PIPE) Securities transactions

4.	Nonpublic Information

Information is “nonpublic” if it has not been disclosed generally to the investing public. Information is made public if it has been broadly disseminated and made available to the general public by publication in the newspapers or other media or if it has been the subject of a press release addressing the general investing public. However, information is not necessarily made public merely because such information is communicated through rumors or other unofficial statements in the marketplace.

5.	Insider Trading Policy

It is imperative that OVS exercise control over the circumstances in which it receives material non-public and other confidential information in order to avoid, among other things, being restricted in trading (including becoming "frozen" in an existing position) in the subject securities. Accordingly, as a matter of policy, no Employee should seek out or agree to receive material non-public information except with the specific written approval of and in accordance with procedures specified by the CCO (“Approved Circumstances”).

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•	If any Employee receives, or believes he or she may have received, material non-public information other than in an Approved Circumstance, such Employee must immediately notify the CCO.
•	On receipt of such notice, the CCO will, as appropriate, place the relevant security on the list of prohibited securities (the “Restricted List”).
•	Generally, until such security is removed from the Restricted List, OVS and its Employees may not trade in, solicit trades in, or recommend the securities on the Restricted List or otherwise reveal the nature or existence of the information other than in the proper performance of their duties and in accordance with this Code of Ethics.
•	The Employee who received such material non-public information should immediately advise the CCO when, in such Employee’s view, such information is no longer material and non-public or the Employee otherwise believes that the security should be taken off the Restricted List, in which case the CCO will determine whether the security should be taken off the Restricted List.
•	Amendments to the Restricted List will be distributed immediately.

6.	Detection of Insider Trading

The CCO will conduct the following reviews to detect any possible trading while in possession of material non-public information:

•	Review of personal trade clearance requests for Employees and any related accounts against the securities on the Restricted List;
•	Review of trading activity in all Fund accounts against the securities on the Restricted List; and
•	Investigation of any circumstances involving possible receipt, trading on or while in possession of material non-public information.

7.	Chinese Walls

Due to the nature of the businesses of OVS, the Firm generally does need to adopt “Chinese Wall” or information barrier procedures in an effort to restrict the flow of material, nonpublic, confidential and proprietary information to certain Employees within OVS and/or its affiliates. If a Chinese Wall procedure were to be implemented, an effective Chinese Wall would be designed to establish a barrier between different areas of a OVS or among its related companies to protect the information that a particular department or group of OVS may have or because of a client relationship.

F.	PERSONAL TRADING POLICY

OVS has adopted this Personal Trading Policy (the “Policy”) is to ensure the proper management of conflicts of interest which may exist, or appear to exist, when Access Persons (as defined below) of OVS own or engage in transactions involving Reportable Securities (as defined below) that are owned, being purchased or sold or are being considered for purchase or sale for the Clients of OVS. Central to this Policy is the principle that Employees of OVS will adhere to the highest ethical standards and will act in accordance with the fiduciary principles mentioned in this Code of Ethics.

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This Policy is applicable to “Access Persons” of OVS. The Firm considers all Employees as Access Persons since all Employees of OVS may have access to nonpublic information regarding securities transactions and portfolio holdings.

This Policy applies to securities in which an Employee has any direct or indirect beneficial ownership and includes any securities beneficially owned by an immediate family member, including any relative by blood or marriage either living in the Employee’s household or financially dependent on the Employee. An Employee is deemed to have beneficial ownership if the Employee, directly or indirectly, has or shares a direct or indirect opportunity to profit or share in any profit derived from the security.

If an Employee has a beneficial interest in securities, which the Employee feels should not be subject to the Code’s pre-clearance and reporting requirements, the Employee should submit a written request for clarification or an exemption to the CCO. The request should name the securities, any account where they are held, describe the nature of the Employee’s interest in the securities, the person or firm responsible for managing the securities, and the basis on which the exemption is being claimed. Requests will be considered on a case-by-case basis. An example of a situation where grounds for an exemption may be present is an account in which the Employee has no influence or control (e.g., the Employee has a professionally managed account over which the Employee has given up discretion). In all transactions involving such securities an Employee should, however, conform to the spirit of the Code and avoid any activity which might appear to conflict with the interests of the firm or its Clients.

The term “Reportable Securities” includes any of the following:

•	Notes, stock, bonds and debentures;
•	Evidence of indebtedness;
•	Collateral-trust certificate;
•	Preorganisation certificate or subscription;
•	Transferable share;
•	Investment contract;
•	Voting-trust certificate;
•	Certificate of deposit for a security;
•	Fractional undivided interest in oil, gas, or other mineral rights;
•	Any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof);
•	Any single stock future or future on a narrow based index;
•	Any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency; or
•	In general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

The term “Reportable Securities,” however, does not include the following:

•	Direct obligations of the U.S. and UK government, such as treasury securities;
•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;

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•	Shares issued by money market funds;
•	Shares of open-end investment companies (mutual funds) that are not affiliated, advised or sub-advised by OVS; or
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end mutual funds, none of which are Clients advised or sub-advised by OVS.

Note:  ETFs that are open-end funds (e.g., SPY and DIA) are not reportable securities, but some ETFS (e.g.,MXF ) are unit investment trusts or closed-end funds and therefore are reportable.

1.	Personal Trading Procedures

While personal securities trading by Employees is permitted (subject to the restrictions herein), Employees are discouraged from frequent or excessive trading or trading in highly speculative securities or other instruments. Such trading activities are more likely to give rise to conflicts or perceived conflicts, to detract from our Clients’ investment focus and give rise to suspicion; for example, that material nonpublic information may be used. Accordingly, OVS encourages its Employees to adopt a medium to long-term investment strategy, as opposed to a short term trading strategy.

2.	Brokerage Accounts

Employees must maintain their securities accounts (including accounts of Family Members) and engage in personal securities transactions through a brokerage account, which will provide the Firm with duplicate statement and contract notes, unless otherwise approved by the CCO (“Designated Brokerage Account”).

Employees must have their existing securities accounts and accounts of Family Members transferred to the Designated Brokerage Account within the first 30 days of employment, unless notified otherwise by the CCO.

Employees are required to notify the CCO of any securities account in which they have a beneficial interest, or the power to directly or indirectly make investment decisions. All Employees must arrange for the CCO to receive duplicate confirmations and statements from securities accounts and those of their Family Members so the CCO may review all statements and transactions. It is the responsibility of the Employee to continuously notify the CCO, in writing, of any significant changes in the status of their securities accounts and those of their Family Members.

3.	Initial and Annual Holding Reports

Every Employee must submit both initial, at the time of commencement of employment, and annual holdings reports to the CCO which should disclose all Reportable Securities in which the Employee has any direct or indirect beneficial ownership. The initial report should be submitted no later than 10 days after becoming an Employee and the annual holding report should be submitted to the CCO on an annual basis no later than 45 days after the end of calendar year. The initial holdings reports must be current when submitted (no more than 45 days prior to the date of the report) and contain the following information:

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•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected; and

•	The date the access person submits the report.

The CCO has the responsibility to ensure the receipt of all initial and annual reports submitted. The CCO will review such reports to determine that Access Person trades are consistent with requirements and restrictions and do not otherwise indicate improper trading activities.

4.	Quarterly Transaction Reports

In addition to Initial and Annual Holding Reports, every Employee must submit a quarterly transaction report to the CCO for each Reportable Securities transaction in which the Employee has any direct or indirect beneficial ownership. The report should include all transactions carried out in any Reportable Security in the period since employment or, as the case may be, since the last report. It must include the following information:

•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected; and

•	The date the access person submits the report.

An Employee must submit his/her Quarterly Holding report no later than 30 days after each quarter, (i.e. March 31st, June 30th, September 30th and December 31st), regardless of whether the Employee had any Reportable Security transactions during the quarter.

The CCO has the responsibility to ensure the receipt of all quarterly transaction reports submitted. The CCO will review such reports to determine that Access Person trades are consistent with requirements and restrictions and do not otherwise indicate improper trading activities.

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Quarterly transaction reports are not required in respect of transactions effected:

•	In an account over which the Employee has no direct or indirect influence or control;
•	Pursuant to an automatic investment plan (i.e., a program in which regular periodic purchases or withdrawals are made automatically in or from investment accounts in accordance with a predetermined schedule and allocation, including any dividend reinvestment plans);
•	The acceptance of stock dividends resulting from securities already owned; the reinvestment of cash dividends resulting from securities already owned under a dividend reinvestment program or the participation in an automatic investment plan for the purchase of securities already owned. (Note: The initial purchase or establishment of an automatic investment plan must be pre-cleared.);
•	Purchases effected upon the exercise of rights issued by a security’s issuer pro rata to all holders of a class of securities, to the extent such rights are acquired directly from the issuers thereof, and sales of such rights;
•	Exercising rights to exchange or convert securities, but only when those rights have been acquired in accordance with the Policy; or
•	IRA and 401K plans if the Employee does not have discretion over single stocks and is unable to purchase or sell single securities through such plans.

5.	Pre-Approval of Transactions

Any director or partner or employee of the firm or anyone connected to that person who may be influenced by them in relation to investment or disinvestment is required to request permission by email and gain pre-approval from the Compliance Officer. In the absence of the Compliance Officer, prior approval must be obtained from the Chief Investment Officer for all personal account transactions. The request must contain the following:

Stock/Financial Instrument

Buy or sell request

Broker

Approximate cash consideration or volume

The personal account transaction must be executed within 5 business days of the approval and a copy of the broker note must be given to the compliance officer as soon as is reasonably practicable so that it can be checked against the original pre-authorisation.

Every Employee must obtain prior written approval from the CCO before engaging in a transaction in any initial public offering or private placement. Every employee is responsible for ensuring that their dealing does not conflict in any way with the interests of the funds or any of our clients and for ensuring that they are not trading in a manner that could be considered insider dealing or market abuse.

In case of such conflicts, OVS will reserve the right to cancel trade approvals and in certain circumstances, and Employees may be obliged to sell previously approved positions. OVS will not be responsible for any losses as a result of such cancellation and all profits received by the Employee from such sale will be disgorged and donated to charity.

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This policy does not apply to (a) personal transactions effected under a discretionary portfolio management service where there is no prior communication in connection with the transaction between the portfolio manager and the relevant person or other person for whose account the transaction is executed (b) personal transactions in units or shares in collective undertakings that comply with the conditions necessary to enjoy the rights conferred by the UCITS Directive or are subject to supervision under the law of an EEA State which requires an equivalent level of risk spreading in their assets, where the relevant person and any other person for whose account the transactions are effected, are not involved in the management of that undertaking and (c) personal transactions in life policies.

Personal account dealing transactions undertaken by the Compliance Officer must be pre-authorised by the CIO of the firm.

The firm will apply the personal account dealing procedures to contractors and temporary employees of the firm who carry out roles that support the investment activity of the firm when appropriate.

Modifications to the above requirements and restrictions may be allowed under exceptional circumstances on a case-by-case basis but where there would be no possible conflicts with the interests of the Funds.

For the avoidance of doubt, the above procedures apply in relation to transactions in all forms of ‘designated investment’ as defined in the FSA Handbook.

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